FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

For Immediate Release

SUEZ and UnitedGlobalCom in exclusive negotiations on Noos

Denver, Colorado—March 4, 2004: UnitedGlobalCom, Inc. (“UGC” or the “Company”) (Nasdaq: UCOMA) and the French SUEZ group announced today that they have entered into exclusive negotiations on the sale of Noos, the largest French cable operator, from SUEZ to UGC’s French holding company Mediareseaux.

Based on a firm offer, the price of the transaction values the enterprise at 7.25 times annualized 2004 EBITDA at closing, capped to a maximum price of EUR 660 million.

The transaction is in line with Suez’s plans, announced in September 2003 at the presentation of its half year results, of exiting the communications sector.

The transaction also conforms with the strategy of UGC, Europe’s largest cable operator, to expand in markets with strong growth potential and where it has existing operations. It is expected that this transaction will create a platform for further growth and innovation and the scale needed to effectively compete in the French market. The transaction provides significant opportunities to modernise and leverage the current cable networks, technology operations and back-office systems and will accelerate the introduction of new and innovative products and services.

About UnitedGlobalCom:

UGC is the largest international broadband communications provider of video, voice, and Internet services with operations in numerous countries. Based on the Company’s operating statistics at September 30, 2003, UGC’s networks reached approximately 12.6 million homes passed and 9 million RGUs, including approximately 7.4 million video subscribers, 717,900 voice subscribers, and 868,000 high speed Internet access subscribers.

Forward Looking Statements: Except for historical information contained herein, this news release contains forward looking statements which involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include continued use by subscribers and potential subscribers of the Company’s services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins, as well as other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in UGC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further information contact:

UnitedGlobalCom, Inc.	UGC Europe, Inc.
Investor Relations	Corporate Communications
Richard S. L. Abbott—VP, Finance	Bert Holtkamp—Director Communications & PR
Phone: (303) 220-6682	Phone: +31-20-778 9800
Email: rabbott@unitedglobal.com	email: bholtkamp@upccorp.com

FRANCE:

RUMEUR PUBLIQUE

Christophe Ginisty

Direct : +33 (0)1 55 74 52 09

Main : +33 (0)1 55 74 52 00

Mobile : +33 (0)6 09 17 44 22

email: christophe@rp-net.com

Please visit our website at www.unitedglobal.com for further information about the Company.

About SUEZ:

SUEZ, (www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements: This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Analyst Contacts

SUEZ
France :
Anne Liontas : 01 40 06 6654	Arnaud Erbin: 01 40 06 6489
Catherine Guillon 01 40 06 6715	Eleonore de Larboust : 01 40 06 1753
Antoine Lenoir : 01 40 06 6650	Bertrand Haas : 01 40 06 6609
Belgique :
Guy Dellicour : 00 322 507 0277

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 4, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary